UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
0-11050

CUSIP NUMBER
28660X109

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

ELITE DATA SERVICES, INC.
Full Name of Registrant

Dynamic Energy Alliance Corporation
Former Name if Applicable

4447 N. Central Expressway Suite 110-135
Dallas, TX 75205
Address of Principal Executive Office (Street and Number)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Elite Data Services, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2013 (the “Annual Report”) by April 1, 2014 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report and as requested by the SEC comment letters. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered accounting firm requires additional time to complete the audit of the financial statements for the fiscal year ended December 31, 2013 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than fifteenth calendar day following the prescribed filing date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Frye	972	885-3981
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

Changes are anticipateddue to the acquisition and transition of certain assets. Reasonable estimate of quantitative results cannot be discerned at this time as the Registrant is still in the process of compiling required information to complete its financial statements.

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ELITE DATA SERVICES, INC.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2014	By:	/s/ Steven Frye
Steven Frye Chief Executive Officer

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